SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                               Titan International, Inc.
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                                (Name of Issuer)

                     Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    88830M102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 30, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                 3,933,600

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 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,933,600

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,933,600
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.1%
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    14      TYPE OF REPORTING PERSON*
            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 3 OF 5 PAGES
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The Schedule 13D (the "Schedule 13D") filed on October 24, 2005 by JANA Partners
LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of Titan International (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on December 16, 2005, is hereby amended as set forth below by this Amendment No. 2 to the
Schedule 13D. The principal executive office of the Issuer is located at 2701 Spruce Street, Quincy, Illinois 62301.

ITEM 2.       IDENTITY AND BACKGROUND.

     Paragraph (b) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

     (b) The principal business address of the Reporting Person and the Principals is 200 Park Avenue, Suite 3300, New York, New York 10166.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The 3,933,600 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $64,528,081. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

ITEM 4.           PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     On October 12, 2005, the Reporting Person's beneficial ownership first exceeded 5% of the Issuer's outstanding Shares.

     The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. On October 11, 2005, the Issuer announced that it had received an offer from a private equity buyer, One Equity Partners LLC, indicating interest in acquiring the Issuer in a cash merger for $18.00 per share. As the Reporting Person has previously stated, it believes that this price does not reflect the Issuer's true value and opposes a transaction at this price.

     On October 24, 2005, the Reporting Person sent a letter to the Issuer stating that until certain questions were answered regarding the Issuer's announcement regarding negotiations for a sale of the Issuer to a private equity buyer at a price that the Reporting Person feels does not reflect the Issuer's true value, the Reporting Person would oppose such transaction. A copy of the letter is attached hereto as Exhibit A. On December 16, 2005, the Reporting Person sent a letter to the Issuer calling upon the Issuer to respond to its request for a full and open explanation of the process related to the proposed sale of the Issuer and for assurances that the Issuer's board of directors would obtain the highest and best price attainable for shareholders. A copy of the letter and a related press release is attached hereto as Exhibit B. Representatives of the Reporting Person, the Issuer and One Equity Partners LLC have since this time on various occasions engaged in discussions regarding the transaction, including preliminary discussions regarding participation in a transaction by large shareholders of the Issuer.

     Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, pursuing alone or with others further discussions with the Issuer, other stockholders and third parties, seeking Board representation, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.

Item 5.       Interest in Securities of the Company.

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 19,614,464 Shares outstanding, which is the total number of Shares outstanding as of March 21, 2006 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on March 30, 2006.

     As of the close of business on March 31, 2006, the Reporting Person may be deemed to beneficially own 3,933,600 Shares constituting approximately 20.1% of the Shares outstanding.

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 4 OF 5 PAGES
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     (b) The Reporting Person has sole voting and dispositive powers over the
3,933,600 Shares, which powers are exercised by the Principals.

     (c) The following transactions in the Shares were effected by the Reporting Person during the past 60 days. All of the transactions in Shares listed hereto were effected in open market purchases on the NYSE market through various brokerage entities.

Date of Transaction        Shares Purchased (Sold)        Price Per Share
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     3/30/2006                   341,200                     $17.05
     3/30/2006                    43,600                     $16.96
     3/30/2006                   516,400                     $17.04
     3/31/2006                     1,600                     $17.13
     3/31/2006                     4,300                     $17.18
     4/03/2006                   160,000                     $17.61

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CUSIP NO.      88830M102             SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2005


                                           JANA PARTNERS LLC

                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director